HP Inc.
1501 Page Mill Road
Palo Alto, California 94304
(650) 857-1501

December 17, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	HP Inc. Registration Statement on Form S-4 (File No. 333-261574)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HP Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registrant’s Registration Statement on Form S-4 (File No. 333-261574) filed on December 9, 2021, be accelerated by the Securities and Exchange Commission so that it may become effective at 4:00 P.M., Eastern time, on Monday, December 20, 2021, or as soon as reasonably practicable thereafter.

Please call Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 to confirm the effectiveness of the Registration Statement.

[Signature Page to follow]

Sincerely,

HP INC.

By:	/s/ Rick Hansen
Name:	Rick Hansen
Title:	Deputy General Counsel, Corporate, and Assistant Secretary

cc:	Andrew L. Fabens, Esq., Gibson, Dunn & Crutcher LLP